Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our Firm under the caption “Interests of Experts”, and to the incorporation by reference in Registration Statement Form S-8 no. 333-268146 pertaining to the Amended and Restated 2013 Stock Option Plan of Enerflex Ltd. (the “Company”) and the use herein of our reports dated February 28, 2024, with respect to the consolidated statements of financial position as at December 31, 2023 and December 31, 2022 and the consolidated statements of loss, comprehensive loss, changes in equity and cash flows for each of the years in the two year period ended December 31, 2023, and the effectiveness of internal control over financial reporting of the Company as of December 31, 2023, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Calgary, Canada

February 28, 2024